Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated March 24, 2011

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the LIRNs are priced for initial sale to the public (the “pricing date”), which may be in April or May 2011, the settlement date may occur in April or May 2011 and the maturity date may occur in April or May 2013. Any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.
April , 2011

Units

Expected Pricing Date*

April , 2011

Capped Leveraged Index Return Notes®

Settlement Date*

May , 2011

Linked to the Copper Spot Price,

Maturity Date*

May , 2013

due May , 2013

CUSIP No.

$10 principal amount per unit

Term Sheet No.

Capped Leveraged Index Return Notes®

200% leveraged upside exposure to increases in the Copper Spot Price, subject to a cap of 26% to 30%

downside exposure to decreases in the Copper Spot Price in excess of the Threshold Value, with up to 90% of the principal amount at risk

A maturity of approximately two years

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Market Downside Protection

Enhanced Home

Enhanced Return

Market Access

Enhanced Return

Summary

The Capped Leveraged Index Return Notes® Linked to the Copper Spot Price, due May     , 2013 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide a leveraged return for investors, subject to a cap, if the Copper Spot Price (as defined below) increases moderately from the Starting Value, determined on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:

The second ring official reference price for copper Grade A contracts traded on the London Metal Exchange (the “LME”), as determined at approximately 12:35 p.m. London time (the “Copper Spot Price”), which is a benchmark price for copper used in markets where copper is sold by a cash seller and settled in U.S. dollars (Bloomberg symbol: LOCADY <Cmdty>).

Starting Value:

The Copper Spot Price on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as more fully described beginning on page S-28 of product supplement LIRN-2. The Starting Value will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Ending Value:

The Copper Spot Price on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event (as defined on page TS-6) occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-25 of product supplement LIRN-2.

Threshold Value:	90% of the Starting Value, rounded to two decimal places
Capped Value:

$12.60 to $13.00 per unit of the LIRNs, which represents a return of 26% to 30% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Participation Rate:	200%
Downside Leverage Factor:	100%
Calculation Day:

The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Capped Leveraged Index Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based upon the Participation Rate of 200%, a Threshold Value equal to 90% of the Starting Value, and a hypothetical Capped Value of $12.80 (a 28% return), the midpoint of the Capped Value range of $12.60 to $13.00. The green line reflects the hypothetical returns on the LIRNs, while the dotted gray line reflects the hypothetical returns of a direct investment in copper, as measured by the Copper Spot Price.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of hypothetical Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, a hypothetical Starting Value of 9,440.00 (the Copper Spot Price on March 17, 2011), a hypothetical Threshold Value of 8,496.00, and a hypothetical Capped Value of $12.80 per unit, the midpoint of the Capped Value range of $12.60 to $13.00.

Example 1 — The hypothetical Ending Value is 70% of the hypothetical Starting Value and is less than the hypothetical Threshold Value:

Hypothetical Starting Value:	9,440.00
Hypothetical Ending Value:	6,608.00
Hypothetical Threshold Value:	8,496.00

$10 –	[	$10 ×	(8,496.00 – 6,608.00)	× 100%	]	= $8.00
9,440.00

Hypothetical Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 95% of the hypothetical Starting Value and is greater than the hypothetical Threshold Value:

Hypothetical Starting Value:	9,440.00
Hypothetical Ending Value:	8,968.00
Hypothetical Threshold Value:	8,496.00

Hypothetical Redemption Amount (per unit) = $10.00

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3 — The hypothetical Ending Value is 104% of the hypothetical Starting Value:

Hypothetical Starting Value:	9,440.00
Hypothetical Ending Value:	9,817.60

$10 +	[	$10 × 200% ×	(9,817.60 – 9,440.00)	]	= $10.80
9,440.00

Hypothetical Redemption Amount (per unit) = $10.80

Example 4 — The hypothetical Ending Value is 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	9,440.00
Hypothetical Ending Value:	14,160.00

$10 +	[	$10 × 200% ×	(14,160.00 – 9,440.00)	]	= $20.00
9,440.00

Hypothetical Redemption Amount (per unit) = $12.80 (The Redemption Amount cannot be greater than the Capped Value.)

Capped Leveraged Index Return Notes®	TS-3

The following table illustrates, for a hypothetical Starting Value of 9,440.00 (the Copper Spot Price on March 17, 2011), a Threshold Value of 90% of the hypothetical Starting Value (rounded to two decimal places), and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to two decimal places); and

▪	the hypothetical total rate of return to holders of the LIRNs.

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and a hypothetical Capped Value of $12.80 (per unit), the midpoint of the Capped Value range of $12.60 to $13.00.

Hypothetical Ending Value		Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit		Hypothetical Total Rate of Return on the LIRNs

4,720.00		-50.00%	$6.00		-40.00%
5,664.00		-40.00%	$7.00		-30.00%
6,608.00		-30.00%	$8.00		-20.00%
7,552.00		-20.00%	$9.00		-10.00%
8,496.00	(1)	-10.00%	$10.00		0.00%
9,062.40		-4.00%	$10.00		0.00%
9,251.20		-2.00%	$10.00		0.00%
9,440.00	(2)	0.00%	$10.00		0.00%
9,628.80		2.00%	$10.40		4.00%
9,817.60		4.00%	$10.80		8.00%
10,384.00		10.00%	$12.00		20.00%
11,328.00		20.00%	$12.80	(3)	28.00%
12,272.00		30.00%	$12.80		28.00%
13,216.00		40.00%	$12.80		28.00%
14,160.00		50.00%	$12.80		28.00%

(1)

This is the hypothetical Threshold Value, which is 90% of the hypothetical Starting Value. The actual Threshold Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(2)

This is the hypothetical Starting Value, which was the Copper Spot Price on March 17, 2011. The actual Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(3)

The Redemption Amount per unit of the LIRNs cannot exceed the hypothetical Capped Value of $12.80 (the midpoint of the Capped Value range of $12.60 to $13.00). The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value, and the term of your investment.

Capped Leveraged Index Return Notes®	TS-4

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in copper.

▪	You must rely on your own evaluation of the merits of an investment linked to the Copper Spot Price.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market is not expected to develop for the LIRNs. MLPF&S is not obligated to make a market for, or to repurchase, the LIRNs.

▪	The Redemption Amount will not be affected by all developments relating to the Copper Spot Price.

▪	Ownership of the LIRNs will not entitle you to any rights with respect to copper or any related futures contracts.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

▪	The Copper Spot Price may change unpredictably, affecting the value of the LIRNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in copper and related futures markets may adversely affect the value of the LIRNs.

▪	The LIRNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Trading in copper and related futures and options by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Risk Factors

There are risks associated with investing in copper or copper-linked LIRNs.

The Copper Spot Price is derived from the LME, which is an exchange-traded principals’ market. Certain features of U.S. futures markets are not present in the context of trading on the LME. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Copper prices are primarily responsive to global supply and demand. Key factors that may influence prices are the size and availability of copper stockpiles, as well as economic conditions in the countries that are the principal consumers of copper, including the United States and China. Copper is an excellent conductor of electricity; as such, one of its main industrial usage is for the production of cable, wire and electrical products for both the electrical and building industries. The construction industry also accounts for copper’s second largest usage in such areas as pipes for plumbing, heating and ventilating as well as building wire and sheet metal facings. Accordingly, reduced demand in these and other industries in which copper is used could reduce the value of the LIRNs.

The market value of the LIRNs may be affected by price movements in distant-delivery futures contracts associated with the Copper Spot Price.

The price movements in the Copper Spot Price may not be reflected in the market value of the LIRNs. If you are able to sell your LIRNs, the price you receive could be affected by changes in the values of futures contracts for copper that have more distant delivery dates than the Copper Spot Price. The prices for these distant-delivery futures contracts may not increase to the same extent as the Copper Spot Price, or may decrease to a greater extent, which may adversely affect the value of the LIRNs.

Changes in the methodology used to calculate the Copper Spot Price or changes in laws or regulations may affect the value of the LIRNs.

The copper committee of the LME may make recommendations to the executive committee of the LME as to contract specifications, trading procedures, delivery points and policy issues related to the trading of copper contracts on the LME in a way that may adversely affect the Copper Spot Price and the value of the LIRNs. The copper committee and the LME have no obligation to consider your interests. The LME also may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Copper Spot Price. Any change of this kind could cause a decrease in the Copper Spot Price, which would adversely affect the value of the LIRNs.

In addition, the price of copper could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Copper Spot Price and, as a result, could adversely affect the value of the LIRNs.

Capped Leveraged Index Return Notes®	TS-5

Other Terms of the LIRNs

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth beginning on page S-28 of product supplement LIRN-2.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined in good faith by the calculation agent:

(A)	the suspension of or material limitation on trading in copper, or futures contracts or options related to copper, on the Relevant Market (as defined below);

(B)	the failure of trading to commence, or permanent discontinuance of trading, in copper, or futures contracts or options related to copper, on the Relevant Market;

(C)	the failure of the LME (as defined above) to calculate or publish the official reference price of copper for that day (or the information necessary for determining the official reference price); or

(D)	any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the LIRNs.

For the purpose of determining whether a Market Disruption Event has occurred:

(A)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B)	a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LME in the Relevant Market under ordinary circumstances.

Relevant Market

“Relevant Market” means the market in London on which members of the LME, or any successor thereto, quote prices for the buying and selling of copper, or if such market is no longer the principal trading market for copper or options or futures contracts for copper, such other exchange or principal trading market for copper as determined in good faith by the calculation agent which serves as the source of prices for copper, and any principal exchanges where options or futures contracts on copper are traded.

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the Copper Spot Price will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the Copper Spot Price decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the LIRNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Copper Spot Price with no expectation of the benefits of owning copper or any related futures contract.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the Copper Spot Price will decrease from the Starting Value to the Ending Value or that the Copper Spot Price will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at the return represented by the Capped Value.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with the benefits of owning copper or any related futures contracts.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Capped Leveraged Index Return Notes®	TS-6

Other Provisions

We may deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the LIRNs occurs more than three business days from the pricing date, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the LIRNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution; Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for LIRNs sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Capped Leveraged Index Return Notes®	TS-7

The Copper Spot Price

The “Copper Spot Price” is the second ring official reference price for copper Grade A contracts traded on the LME, as determined at approximately 12:35 p.m. London time. The Copper Spot Price is a benchmark price for copper used in markets where copper is sold by a cash seller and settled in U.S. dollars. Copper Grade A is the LME’s second largest traded contract. The copper Grade A futures contract began trading on the LME in June 1986. The Copper Spot Price is published by Bloomberg under the symbol LOCADY <Cmdty>.

The Copper Spot Price represents the cash seller and settlement price for copper Grade A on the LME, expressed in U.S. dollars per metric ton, as determined by the LME.

The LME is an exchange-traded market based in London. Members of the LME typically trade with each other and with their clients on a principal-to-principal basis. The LME is not a cash cleared market, and trading is cleared and guaranteed by a system run by the London Clearing House, which acts as a central counterparty to trades executed between clearing members.

An investment in the LIRNs does not entitle you to any ownership interest, either directly or indirectly, in copper or in any copper transaction traded on the LME.

The LIRNs are not sponsored, endorsed, sold, or promoted by the LME. The LME takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the LIRN-2 product supplement, the MTN prospectus supplement, or the prospectus. In addition, the LME is not responsible for and has not participated in the determination of the timing of the sale of the LIRNs, prices at which the LIRNs are to initially be sold, or the quantities of the LIRNs to be issued or in the determination or calculation of the Redemption Amount. The LME has no obligation in connection with the administration, marketing, or trading of the LIRNs.

The following graph sets forth the monthly historical performance of the Copper Spot Price in the period from January 2006 through February 2011. This historical data on the Copper Spot Price is not necessarily indicative of the future performance of the Copper Spot Price or what the value of the LIRNs may be. Any historical upward or downward trend in the Copper Spot Price during any period set forth below is not an indication that the Copper Spot Price is more or less likely to increase or decrease at any time over the term of the LIRNs. On March 17, 2011, the Copper Spot Price was 9,440.00.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Copper Spot Price. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Copper Spot Price and financial markets generally exhibiting greater volatility than in earlier periods.

Capped Leveraged Index Return Notes®	TS-8

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the Copper Spot Price that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Copper Spot Price.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the Copper Spot Price that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Copper Spot Price. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the Copper Spot Price for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the Copper Spot Price for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined on page S-36 of product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the LIRNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the LIRNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the LIRNs.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

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Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.

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